Exhibit 99.1

Baja Mining Corp.

Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars)

Baja Mining Corp.
Consolidated Balance Sheets - Unaudited
As at June 30, 2013 and December 31, 2012
(expressed in thousands of US dollars, unless stated otherwise)

	June 30,	December 31,
	2013	2012
ASSETS
Cash and cash equivalents	3,389	5,562
Short-term deposits	-	1,005
Other current assets	2,939	2,804
Restricted cash (note 1)	1,199	1,267

Current assets	7,527	10,638

Shareholder loans receivable (note 4)	17,905	-
Investment in associate (note 3)	-	43,694
Property, plant and equipment	33	44
Derivative asset (note 5)	-	-

Total assets	25,465	54,376

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	1,119	723
Subordinated debt (note 6)	10,000	10,000

Current liabilities	11,119	10,723

Other liabilities	1,541	1,072

Total liabilities	12,660	11,795

Share capital (note 7)	291,467	291,467
Contributed surplus	143,940	143,913
Deficit	(433,836)	(405,523)
Accumulated other comprehensive income	11,234	12,724

Total shareholders’ equity	12,805	42,581

Total liabilities and shareholders’ equity	25,465	54,376

Nature of operations, going concern and subsequent events (note 1)
Guarantees, commitments and contingencies (note 12)

Approved by the Board and authorized for issue on August 14, 2013.

/s/ C. Thomas Ogryzlo	Director	/s/ Ross Glanville	Director

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
For the three and six months ended June 30, 2013 and 2012
(expressed in thousands of US dollars, except per share amounts and number of shares outstanding)

Consolidated Statements of Operations - Unaudited

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
Expenses
General and administration (note 8)	827	5,870	3,055	11,508
Exploration and evaluation expenditures (note 9)	284	-	284	-
Research	-	4	-	63
Impairments	-	188,095	-	188,095

Loss before other items	(1,111)	(193,969)	(3,339)	(199,666)

Foreign exchange gain (loss)	659	1,483	1,276	(836)
Fair value adjustment on derivative instruments	-	53,051	-	31,034
Loss on dilution of interest in associate (note 3)	(13,975)	-	(31,642)	-
Share of results in associate (note 3)	3,933	-	5,853	-
Finance income	5	-	11	320
Finance cost	(1)	(465)	(3)	(333)

Loss before tax	(10,490)	(139,900)	(27,844)	(169,481)

Taxation expense	(234)	(616)	(469)	(1,235)

Loss for the period	(10,724)	(140,516)	(28,313)	(170,716)

Loss for the period attributable to:
Shareholders of the Company	(10,724)	(100,946)	(28,313)	(122,290)
Non-controlling interests	-	(39,570)	-	(48,426)

Loss per share –
Basic	(0.03)	(0.30)	(0.08)	(0.36)
Diluted	(0.03)	(0.30)	(0.08)	(0.36)

Weighted average number of shares outstanding –
Basic	340,213,025	340,187,750	340,213,025	339,821,211
Diluted	340,213,025	340,187,750	340,213,025	339,821,211

Consolidated Statements of Comprehensive Loss – Unaudited

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
Loss for the period	(10,724)	(140,516)	(28,313)	(170,716)
Other comprehensive loss
Items that may be reclassified subsequently to net income
Currency translation adjustments	(780)	(5,822)	(1,490)	(512)

Total comprehensive loss	(11,504)	(146,338)	(29,803)	(171,228)

Total comprehensive loss attributable to:
Shareholders of the Company	(11,504)	(106,773)	(29,803)	(122,809)
Non-controlling interests	-	(39,565)	-	(48,419)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Changes in Equity - Unaudited
(expressed in thousands of US dollars, unless stated otherwise)

					Accumulated
					other		Non-
	Share capital		Contributed		comprehensive		controlling
	Number	Amount	surplus	Deficit	income	Total	interests	Total

Balance – December 31, 2011	338,778,650	289,755	109,168	(135,250)	5,157	268,830	(14,631)	254,199
Loss for the period	-	-	-	(122,290)	-	(122,290)	(48,426)	(170,716)
Currency translation adjustment	-	-	-	-	(519)	(519)	7	(512)
Exercise of stock options	450,000	610	(431)	-	-	179	-	179
Stock-based compensation expense	-	-	895	-	-	895	-	895
Exercise of warrants	984,375	1,122	(257)	-	-	865	-	865
Fair value differential of loans from non-controlling interests	-	-	1,624	-	-	1,624	-	1,624
Balance – June 30, 2012	340,213,025	291,487	110,999	(257,540)	4,638	149,584	(63,050)	86,534
Loss for the period	-	-	-	(147,983)	-	(147,983)	(2,570)	(150,553)
Currency translation adjustment	-	-	-	-	8,086	8,086	(3)	8,083
Exercise of stock options	-	(20)	-	-	-	(20)	-	(20)
Stock-based compensation expense	-	-	(606)	-	-	(606)	-	(606)
Fair value differential of loans from non-controlling interests	-	-	33,520	-	-	33,520	15,062	48,582
Deconsolidation of subsidiary	-	-	-	-	-	-	50,561	50,561
Balance – December 31, 2012	340,213,025	291,467	143,913	(405,523)	12,724	42,581	-	42,581
Loss for the period	-	-	-	(28,313)	-	(28,313)	-	(28,313)
Currency translation adjustment	-	-	-	-	(1,490)	(1,490)	-	(1,490)
Stock-based compensation expense	-	-	27	-	-	27	-	27
Balance – June 30, 2013	340,213,025	291,467	143,940	(433,836)	11,234	12,805	-	12,805

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash flows - Unaudited
For the six months ended June 30, 2013 and 2012
(expressed in thousands of US dollars, unless stated otherwise)

		Six months ended
		June 30,
	2013	2012
Cash flows from operating activities
Loss for the period	(28,313)	(170,716)
Items not affecting cash
Depreciation and accretion	9	1,424
Stock-based compensation expense	27	641
Unrealized foreign exchange	(1,276)	(566)
Fair value adjustment on derivative instruments	-	(31,034)
Loss on dilution of interest in associate	31,642	-
Share of results in associate	(5,853)	-
Impairment charges	-	188,095
Income tax provision	469	1,235
	(3,295)	(10,921)
Net changes in working capital balances
Other current assets	(264)	(1,539)
Accounts payable and accrued liabilities	442	(314)
	(3,117)	(12,774)
Cash flows from investing activities
Redemption of short term deposits	992	30,196
Acquisition of property, plant and equipment	-	(205,930)
Increase in value-added tax recoverable	-	(15,328)
Reduction of restricted cash	-	22,555
Increase in deposits	-	(8,411)
Increase in inventory	-	(264)
	992	(177,182)
Cash flows from financing activities
Net proceeds from issuance of common shares	-	1,044
Expenditure on deferred financing costs	-	(715)
Proceeds from subordinated debt	-	7,470
Proceeds from senior debt	-	180,000
	-	187,799

Effect of exchange rate changes on cash and cash equivalents	(48)	36

Decrease in cash and cash equivalents	(2,173)	(2,121)
Cash and cash equivalents - Beginning of period	5,562	39,625

Cash and cash equivalents - End of period	3,389	37,504

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events

Baja Mining Corp. (the “Company” or “Baja”) was incorporated on July 15, 1985, under the Company Act of British Columbia. The Company’s primary focus has been the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project” or the “Project”) located near Santa Rosalia, Baja California Sur, Mexico. In addition, the Company intends to investigate and potentially pursue alternative project opportunities, subject to any capital investment or expenditure constraints the Company may be under pursuant to the Boleo Project funding agreements. The Company is a reporting issuer in Canada and the United States and trades on the Toronto Stock Exchange, the Frankfurt Stock Exchange and the OTCQB. The Company is domiciled in Canada and its registered office is 1430 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

These consolidated financial statements include the accounts of Baja Mining Corp. and its subsidiaries. The Company’s significant subsidiaries are Baja International, S.à r.l. (“Baja Luxembourg”) and its wholly owned subsidiary Boleo International, S.à r.l. (“Boleo Luxembourg”). Until August 26, 2012, Boleo Luxembourg held a 70% interest in Minera y Metalúrgica del Boleo, S.A.P.I. de C.V. (“MMB”), which holds the mineral property rights to the Boleo Project. The remaining 30% interest was held by Korea Resources Corporation (“KORES”), LS Nikko Copper Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”). On August 27, 2012, pursuant to the terms of a funding agreement entered into between the Company and the Consortium on July 25, 2012 (the “Consortium Financing”), the Company’s ownership interest in MMB was reduced to 49% and further reduced to 26.2% on February 12, 2013, to 20.9% on April 18, 2013, to 15.7% on May 10, 2013, and to 10% on July 30, 2013. MMB held a 100% interest in Desarrollos y Servicios Costeros, S.A. de C.V. (“Costeros”) and Servicios y Desarrollos Meseta Central, S.A. de C.V. (“Meseta”).

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business; however, there are events and conditions that cause substantial doubt regarding that assumption as detailed below. During the six months ended June 30, 2013, the Company reported a loss of $28,313; and as at June 30, 2013, the accumulated deficit attributable to shareholders amounted to $433,836. As at June 30, 2013, the Company’s consolidated working capital deficit was $3,592.

Event of default

In April 2012, the Company forecast that the cost to complete the Boleo Project could be $1,667,000, which significantly exceeded the Company’s available project funding ($1,167,000 plus additional cost overrun facilities of $100,000).

The Company was unable to finance the funding shortfall within 60 days of identifying the forecast cost overruns, thereby putting MMB in an Event of Default as defined in MMB’s senior lending agreements (the “2010 Project Financing”). As a result, MMB was unable to access any of the previously approved senior debt facilities. However, KORES and MMB have been successful in negotiating several standstill agreements or extensions with MMB’s senior lenders, whereby the lenders have agreed to refrain from exercising rights and remedies available to them under the 2010 Project Financing. However, the latest standstill agreement expired in May 2013. Numerous discussions are ongoing regarding a further extension but no standstill agreement is currently in place.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Event of default (continued)

Furthermore, the commercial banks included among the senior lenders (the “Commercial Banks”) had a right to close out their hedge positions, which they began during the quarter and completed subsequent to the quarter end (note 12(a)).

MMB is also in default of its borrowing agreements related to the Korean Development Bank (“KDB”) subordinated debt and the Baja funding loan due to the fact that MMB’s liabilities continued to exceed the carrying value of its assets as at June 30, 2013.

Consortium financing and Baja participation rights

The Consortium Financing comprised two funding stages: Phase I, completed on August 27, 2012, upon MMB having received $90,000 of interim financing, pursuant to which the Company’s ownership interest in MMB was reduced from 70% to 49%, resulting in a loss of control in MMB; and Phase II, providing the Consortium the option to contribute additional funding of $443,390 to complete the Boleo Project (the “Phase II Funding Requirement”).

Baja has a right to contribute to the Phase II funding such amount that would result in it holding up to a maximum 40% interest in MMB. If Baja makes no contribution to the Phase II funding, Baja’s interest in MMB will be reduced from 49% to 10%. Baja’s right to contribute to the Phase II funding is subject to contributing a minimum of $10,000. Baja may attempt to raise funds for its contribution only through a non-backstopped rights offering to Baja’s shareholders. The Company’s largest shareholder, Mount Kellett, has advised that it does not intend to participate in such a rights offering. In addition, if the total funding costs to complete the project exceed $1,751,190 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted according to a formula to be negotiated.

If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II Funding Requirement) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Phase II participation right by the total amount of the Phase II Funding Requirement. If Baja fully exercises its Phase II participation right, it would be required to contribute approximately $341,069 to retain a maximum 40% interest in MMB.

Following the date of filing an updated NI 43-101 compliant technical report on the Boleo Project, the Company will have 60 days without financial penalties to make such contribution to complete a non-backstopped rights offering to provide it with funds to exercise its Phase II participation right.

Consortium phase II funding commitment

On February 12, 2013, the Company announced that pursuant to receipt of a definitive commitment by KORES on behalf of the Consortium and as contemplated in the Consortium Financing, the Company had agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the total Phase II Funding Requirement.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Consortium phase II funding commitment (continued)

Based on Phase II contributions made of $259,027 as at February 12, 2013, representing 58.4% of the Phase II Funding Requirement, a further 22.8% equity interest in MMB was transferred to KORES, reducing the Company’s equity interest in MMB from 49% to 26.2%.

In addition, on February 12, 2013, the Company transferred to KORES $67,313 of its MMB shareholder loans plus associated accrued interest to adjust the shareholder loans owed by MMB to the Company so they correspond with its proportionate equity interest in MMB as provided for under the Consortium Financing. The framework agreed between the parties provides for three further pro rata transfers of equity and shareholder loans plus accrued interest to the KORES appointed entity upon contributions being made by the Consortium or KORES to MMB of $60,000, $60,000 and $64,393, which will dilute Baja’s equity interest in MMB to 20.9%, 15.7% and 10%, respectively. No fixed schedule had been set out for the timing of the further funding contributions to be made by the Consortium or KORES to MMB.

During the quarter ended June 30, 2013, KORES contributed $124,962 of shareholder loans to MMB, triggering the next two pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on April 18, 2013, the Company transferred to KORES a further 5.3% equity interest in MMB and $27,288 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 20.9% and the principal balance of its shareholder loans to MMB to $170,301. With effect on May 10, 2013, the Company transferred to KORES a further 5.2% equity interest in MMB and $33,627 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 15.7% and the principal balance of its shareholder loans to MMB to $136,674.

Subsequent to June 30, 2013, KORES contributed an additional $74,748 of shareholder loans to MMB triggering the final pro rata transfers of MMB equity and shareholder loans as detailed above. With effect on July 30, 2013, the Company transferred to KORES a further 5.7% equity interest in MMB and $42,854 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 10% and the principal balance of its shareholder loans to MMB to $93,820.

MMB loss of control

Pursuant to the terms of the Consortium Financing, upon the loss of control of MMB, management responsibility transitioned from the Company to the Consortium and changes to be made to the shareholders’ agreement governing the rights of the shareholders of MMB were agreed. The changes will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1,000. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board, as long as its interest in MMB is at least 8%. As stated in the Consortium Financing term sheet, when financing documents are renegotiated, the Company will seek to reduce its debt guarantees to reflect its proportionate equity interest in MMB.

On February 12, 2013, KORES became the ultimate controlling party and parent and at the end of the second quarter held 64% ownership in MMB.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Going concern considerations

Should the Phase II Funding Requirement not be sufficient to complete the Boleo Project and MMB is unable to obtain additional funding and/or an agreement cannot be reached with Remaining 2010 Project Financing Lenders, this could result in the shutdown of the Boleo Project and the insolvency of MMB.

Should MMB be forced to shut down the Project and/or the Remaining Project Financing Lenders choose to exercise remedies available to the lender group, the Company may be ultimately held accountable for the settlement of its proportionate obligation under the 2010 Project Financing completion guarantee. Regardless of any changes in the Company’s ownership interest in MMB, currently, under the terms of the 2010 Project Financing, the Company remains liable as a guarantor for 70% of MMB’s senior borrowings and any amounts to be funded to achieve economic completion. As at June 30, 2013, MMB had drawn $232,449 against the 2010 Project Financing (note 12(a)).

Critical factors, amongst others, impacting the likelihood of any demand arising under the senior borrowing guarantee and, therefore, the Company’s ability to continue as a going concern, include the following:

(i)	the continued funding of the Boleo Project by the Consortium or KORES;

(ii)	the continued support of the Remaining 2010 Project Financing Lenders in choosing not to exercise any further remedies available to them under the Event of Default;

(iii)	the renewal of the latest standstill agreement that expired in May 2013 and/or the reinstatement or replacement of the remaining 2010 Project Financing;

(iv)	completion of development of the Boleo Project;

(v)	establishing profitable operations.

In addition, should the Company be required to repay the refundable manganese deposit liability, it currently has insufficient funds available to settle this liability (note 6).

The success of these factors above cannot be assured. Accordingly, there is a substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

1	Nature of operations, going concern and subsequent events (continued)

Subsequent events

a)	Subsequent to June 30, 2013, $1,189 in funds were released from restricted cash and transferred to unrestricted cash.

b)

Subsequent to June 30, 2013, the Company was informed by MMB that KORES had advanced a further $74,748 to MMB for continued construction of the Boleo Project completing the final of three outstanding pro rata contributions of the Phase II Funding Requirement. With effect on July 30, 2013, the Company transferred to KORES a further 5.7% equity interest in MMB and $42,854 in shareholder loans plus accrued interest, reducing the Company’s ownership interest in MMB to 10% and the principal balance of its shareholder loans to MMB to $93,820.

2	Basis of preparation and new accounting policies

Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements except as described below. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2012, which were prepared in accordance with IFRS as issued by the IASB.

Exploration and evaluation expenditures

The Company expenses exploration and evaluation expenditures as incurred. Exploration and evaluation expenditures include property option payments and evaluation activity. Once a project has been established as commercially viable and technically feasible, related development expenditures are capitalized.

New and amended standards adopted

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. The changes were made in accordance with the applicable transitional provisions.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation and new accounting policies (continued)

New and amended standards adopted (continued)

a)	IFRS 10 – Consolidation

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27.

The Company assessed its consolidation conclusions on January 1, 2013, and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

b)	IFRS 13 – Fair value measurement

IFRS 13, Fair Value Measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as of January 1, 2013.

IFRS 13 also establishes disclosures about fair value measurement. Previous IFRS guidance on measuring and disclosing fair value was dispersed among several standards, and in many cases did not reflect a clear measurement basis or consistent disclosures. The disclosure requirements of IFRS 13 will be incorporated in the annual consolidated financial statements for the year ended December 31, 2013. However, certain disclosure requirements of IFRS 13 have been incorporated into these condensed interim financial statements as discussed below in note 2(e).

c)	IFRS 12 – Disclosure of interests in other entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

2	Basis of preparation and new accounting policies (continued)

New and amended standards adopted (continued)

c)	IFRS 12 – Disclosure of interests in other entities (continued)

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosure to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, the Company will include additional disclosures about its interests in other entities for the year ended December 31, 2013. This will include summarized financial information for significant associates.

d)	Amendments to IAS 1 – Presentation of Financial Statements

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit and loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

e)	Amendments to IAS 34 – Interim Financial Reporting

IAS 34, Interim Financial Reporting, was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. The Company adopted the amendments to IAS 34 effective January 1, 2013. The disclosures are based on certain disclosure requirements of IFRS 13 as discussed in note 2(b) and IFRS 7, Financial Instruments: Disclosures.

No additional disclosures were required in these condensed interim consolidated financial statements for the period ended June 30, 2013 from adopting the amendments to IAS 34.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

3	Investment in associate

Balance – December 31, 2012	43,694
Share of results in associate	5,853
Reduction from dilution of investment in associate	(31,642)
Transfer to shareholder loans receivable (note 4)	(17,905)
Balance –June 30, 2013	-

On February 12, 2013, the Company announced it agreed to a framework for the transfer of its MMB equity and shareholder loans to a KORES appointed entity based on the pro rata contributions made by the Consortium and/or KORES toward the total Phase II Funding Requirement, which would dilute the Company’s equity interest in MMB in stages from 49% to 26.2%, 20.9%, 15.7% and 10% (note 1).

On February 12, 2013, the Company’s ownership interest in MMB was reduced from 49% to 26.2%. As the investment in MMB continued to be an associate at that time, the Company derecognized the carrying value of the associate proportionate to its 22.8% equity reduction. The resulting loss of $17,667 was recognized in the Consolidated Statements of Operations.

The Company’s ownership interest in MMB was further reduced to 20.9% on April 18, 2013 and to 15.7% on May 10, 2013. The Company lost significant influence over MMB when its equity interest in MMB dropped below 20%, which is estimated to be at April 30, 2013.

Upon the loss of significant influence, the Company recognized a further loss of $13,975 in the Consolidated Statements of Operations being the difference between the $17,905 fair value of the retained investment in MMB and the $31,880 carrying value of the investment in associate at the date when significant influence was lost.

In approximating a fair value for its retained investment in MMB, management considered that MMB represents the Company’s most significant asset. Therefore, a reliable and verifiable proxy for the fair value attributable to the Company’s investment in MMB as at April 30, 2013, may be determined by the market capitalization of the Company using a volume weighted average share price during the period April 18, 2013 to May 10, 2013 and adjusted for the fair values at April 30, 2013, of the Company’s other assets and liabilities. This method results in an estimated fair value of $17,905 for the Company’s interest in MMB as of April 30, 2013.

The Company’s investment in MMB is a combination of shares in common stock and shareholder loans receivable. Upon loss of significant influence, 100% of the fair value of the Company’s retained interest in MMB was allocated to shareholder loans receivable (note 4), resulting a nil value allocated to the equity investment in MMB.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

4	Shareholder loans receivable

Balance – December 31, 2012	-
Transfer from investment in associate (note 3)	17,905
Balance –June 30, 2013	17,905

As discussed in note 3, the fair value of $17,905 for the Company’s retained interest in MMB as of the date of loss of significant influence on April 30, 2013 was allocated 100% to the shareholder loans receivable from MMB.

As discussed in note 1, the principal balance of the shareholder loans to MMB is $136,674 as of June 30, 2013. Subsequent to June 30, 2013, the principal balance was further reduced to $93,820 when the Company’s ownership in MMB reduced to 10%. It is management’s judgement that the initial fair value of $17,905 incorporates the expectation that the loan balance would be reduced to $93,820, and therefore no further adjustment will be required to the carrying value of the loan receivable when the final scheduled loan principal transfer is completed on July 30, 2013.

Subsequent to the initial recognition, the shareholder loans receivable is to be measured at amortized cost using the effective interest method and will be accreted to the face value of $93,820 over the remaining term of the loans, which mature on September 7, 2020.

Management considered the going concern uncertainties for MMB as described in note 1, and concluded that no interest income from these shareholder loans should be recognized during the period ended June 30, 2013.

5	Derivative instruments

Louis Dreyfus put option

As part of the project debt facility, MMB was required to arrange a $100,000 cost overrun facility. MMB obtained $50,000 of the cost overrun facility proportionately from the Commercial Banks. The Company and the Consortium had agreed to proportionately provide the remaining $50,000 of which the Company had satisfied its $35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) in the form of an irrevocable letter of credit.

Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a value of Cdn$1.10 per common share, translated at the prevailing exchange rate. The cost overrun facility represents a purchase put option that does not meet the definition of equity. Consequently, the Company initially recorded a non-current derivative financial asset on its balance sheet.

During the quarter ended June 30, 2012, Louis Dreyfus filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. During the quarter ended September 30, 2012, the Company applied to stay the Supreme Court proceedings and stay was granted (note 12(d)).

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

5	Derivative instruments (continued)

Louis Dreyfus put option (continued)

Under the terms of the Louis Dreyfus cost overrun facility, a draw on the facility is only possible if there is a simultaneous, pro rata draw on the Commercial Banks cost overrun facility. During the quarter ended December 31, 2012, the Commercial Banks elected to terminate the Commercial Banks cost overrun facility. As such, a draw on the Louis Dreyfus cost overrun facility does not appear to be possible. Due to the Company’s inability to utilize the facility, the value of the Louis Dreyfus put option is $Nil as of June 30, 2013 (December 31, 2012 - $Nil).

6	Subordinated debt facilities

Refundable deposit liability

A refundable deposit liability of $10,000 was included in the cash proceeds received from the sale of 30% of the Company’s interest in MMB to the Consortium in 2008. This deposit is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project by the economic completion date. Alternatively, additional consideration may be paid to the Company by the Consortium of approximately $13,000 upon a positive decision related to the production of manganese being made by the time of economic completion of the Boleo Project.

As the manganese production decision is to be made by the board of directors of MMB, the Company recognized the face value of the refundable deposit liability when the Company lost control of MMB on August 27, 2012 (note 1). The Company cannot accurately predict the outcome or possibility of manganese production decision.

7	Share capital

a)	Authorized share capital

The Company has been authorized to issue an unlimited number of common shares without par value.

b)	Warrants

There was no change to the number of warrants outstanding of 7,408,727 since December 31, 2012.

The following table summarizes information about share purchase warrants outstanding at June 30, 2013.

Number of warrants	Weighted average	Weighted average
outstanding and	contractual life	exercise price
exercisable	(years)	(Cdn$ per warrant)

7,408,727	2.0	1.38

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

7	Share capital (continued)

c)	Stock options

Details of the Company’s stock option activity are as follows:

	Number of	Weighted average
	options	exercise price
		(Cdn$ per option)
Stock options outstanding – December 31, 2012	15,760,000	0.96
Cancelled/Expired	(6,980,000)	0.84

Stock options outstanding – June 30, 2013	8,780,000	1.05

The following table summarizes information about stock options outstanding and exercisable June 30, 2013:

		Weighted
	Number of	average	Weighted	Number of	Weighted
	outstanding	years to	average	exercisable	average
Range of prices	options	expiry	exercise price	options	exercise price
(Cdn$ per option)			(Cdn$)		(Cdn$)

0.40 to 0.49	350,000	0.26	0.40	350,000	0.40
0.50 to 0.99	980,000	0.87	0.57	980,000	0.57
1.00 to 1.49	7,450,000	2.22	1.15	7,450,000	1.15

	8,780,000	1.99	1.05	8,780,000	1.05

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of 10% of the number of issued shares of the Company. Stock options available to be granted to non-executive directors are limited to 1% of the Company’s outstanding shares. At June 30, 2013, the Company has reserved 28,463,558 common shares under the plan. Options granted under the plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period. The fair value of the options granted to employees or those providing services similar to employees, is measured at the grant date, using the Black-Scholes option-pricing model, and is recognized over the period that the employees earn the options.

During the second quarter of 2013, the vesting period of all previously issued outstanding stock options was completed. The total stock-based compensation recorded during the three and six months ended June 30, 2013 on all vested options was $10 (2012 – $(183)) and $27 (2012 – $895). This has been recognized, based upon the work carried out by the employee or consultant, to either general and administration expense (three months ended: $10; 2012– $(97) and six months ended: $27; 2012 – $641) or to property, plant and equipment (three months ended: $Nil; 2012 – $(86) and six months ended: $Nil; 2012 – $254), with the offsetting amount recorded to contributed surplus.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

8	General and administration expenses

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012

Office and administration	147	834	313	1,404
Management and directors fees	102	1,096	354	1,298
Wages	249	2,001	1,325	3,243
Professional and consulting fees	289	1,095	949	1,548
Stock-based compensation (note 7(c))	10	(97)	27	641
Shareholders information	25	311	78	2,134
Depreciation	5	630	9	1,240

	827	5,870	3,055	11,508

9	Exploration and evaluation expenditures

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012
Cinto Colorado

Option agreement – cash payments	72	-	72	-
Legal and environmental due diligence	99	-	99	-
Metallurgy, operations engineering and design	101	-	101	-
Travel	12	-	12	-

	284	-	284	-

Cinto Colorado

On April 30, 2013, the Company entered into an option agreement (the “Agreement”) whereby it can earn up to an 80% interest in Cinto Colorado S. de R.L. de C.V. (“Cinto Colorado”), a private Mexican company. Cinto Colorado’s main asset is a surface lease, which entitles Cinto Colorado to process and/or sell tailings and slag now stored on the lands subject to the lease (the “Lands”). The Lands are situated within Santa Rosalia, Baja California Sur, Mexico and are adjacent to the existing Boleo Project of MMB.

Under the Agreement, for Baja to exercise its right to acquire the interest in Cinto Colorado it is required to:

  Pay $72 to Cinto Colorado (already paid);

  Deliver a NI 43-101 compliant preliminary feasibility study (“PFS”), on or before October 27, 2013, subject to a 90-day extension;

  Deliver a NI 43-101 compliant definitive feasibility study (“DFS”) on or before eight months following the completion of the PFS; and

  If needed, complete a financing on or before six months following the delivery of the DFS, equal to the minimum amount estimated in the DFS needed to implement the DFS’ recommendations.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

10	Related party transactions

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:

	Three months ended		Six months ended
		June 30,		June 30,
	2013	2012	2013	2012

Directors fees - administration	30	159	144	265
Management fees - administration	72	930	210	1,033
Management fees - exploration and evaluation	23	-	23	-
Management fees - property plant and equipment	-	108	-	221

	125	1,197	377	1,519

Transactions with MMB

The Company recognized $58 of general and administrative expense recoveries from its associate. MMB ceased being an associate and a related party to the Company when the Company lost significant influence over MMB in the second quarter of 2013 (note 3). At June 30, 2013, $1,663 is included in other receivables (December 31, 2012 - $1,736).

11	Segmented information

The Company currently operates in one business segment, being the acquisition, exploration and development of resource properties.

12	Guarantees, commitments and contingencies

a)

Under the terms of the Company’s current senior lending facilities completion guarantee, the Company is liable for 70% of 2010 Project Financing as a guarantor. In addition, the Company has provided an overall economic completion guarantee but shall not be required to contribute more than 70% of any such amounts required. As at June 30, 2013, there is $232,449 drawn (including accrued interest) by MMB under the 2010 Project Financing. In addition, under the terms of the 2010 Project Financing, the Company has provided a proportionate guarantee (70%) in respect of MMB’s zero cost collar copper hedging contracts. During June 2013, the commercial banks closed out the majority of the hedge position resulting in a receivable to MMB of $1,229 which was paid in July 2013. At June 30, 2013 only 24,250,850 lbs of copper remained hedged (fair value - $290) and this was closed out for $Nil on July 5, 2013. The terms of the Consortium Financing state that Baja will seek to reduce its guarantee to reflect its proportionate equity interest in MMB when financing documents are renegotiated as part of an overall financing solution.

The 2010 Project Financing is senior to all other debt held by MMB, and limits MMB’s ability to transfer funds to the Company in the form of dividends or repayment of debt or advances.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

12	Guarantees, commitments and contingencies (continued)

b)	Future commitments under non-cancellable operating leases for offices are as follows:

2013	26
2014 - 2016	119

145

c)

In 2012, the Company entered into a lease assignment for offices no longer being used by the Company. In order to induce the landlord to approve the assignment, the Company provided an indemnity agreement to the landlord. The Company will remain liable during the balance of the lease term in the event the assignee does not fulfill its obligations to the landlord. The lease expires September 30, 2020.

The future aggregate minimum lease payments by the assignee to the landlord covered by this indemnity agreement are as follows:

2013	303
2014 - 2017	2,479
Thereafter	1,777

4,559

No amount has been accrued for this indemnity as of June 30, 2013, as management has assessed that it was not probable that the Company will be required to cover any amounts under the indemnity.

d)

In April 2012, Louis Dreyfus Commodities Metals Suisse S.A (“Louis Dreyfus”) filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility (note 5) is terminated. As part of the arbitration, Louis Dreyfus claimed an unspecified amount of damages against the Company for breach of the cost overrun facility but has now withdrawn that claim. The commencement of the arbitration was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns. The Company applied to stay the Supreme Court proceedings and on August 13, 2012, a stay was granted. The stay of the Supreme Court proceedings will remain in place while the arbitration tribunal in the Arbitration decides whether it has jurisdiction to consider the claims raised in the litigation and, if it accepts jurisdiction, while it hears such matters.

Following the stay being granted, Louis Dreyfus amended its claim in the Arbitration to include the relief it sought in the Supreme Court and in addition, sought an order that Baja pay an unspecified amount of damages to Louis Dreyfus for unlawful oppression of Louis Dreyfus contrary to section 227 of the British Columbia Business Corporations Act. Louis Dreyfus also seeks an order that Baja pay all costs and expenses, including legal costs and arbitral expenses, incurred by Louis Dreyfus in connection with preparation and conduct of the arbitration. The arbitration hearing has recently been postponed from November 4-8 and 11-13, 2013 to April 28-May 9, 2014.

Baja Mining Corp.
Notes to the Condensed Interim Consolidated Financial Statements – Unaudited
June 30, 2013
(expressed in thousands of US dollars, unless stated otherwise)

12	Guarantees, commitments and contingencies (continued)

e)

Following the announcement of the forecasted cost overruns and the resulting funding shortfall (note 1), a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner is seeking:

  a declaration that the defendants made misrepresentations with respect to the costs of the Boleo project contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010, to April 23, 2012 and that they conspired with each other and with others in doing so;

  general and special damages in the amount of Cdn$250,000;

  punitive damages in the amount of Cdn$10,000; and

  interest, legal costs and costs of notice to class members and administration of a plan of distribution.

The class has not yet been certified and leave has not yet been granted to proceed with certain claims under the Securities Act. Accordingly, the Company has not accrued any provision for this class action suit as of June 30, 2013. The Company intends to defend itself and has engaged legal counsel to advise and assist the Company in its defense against this lawsuit.

13	Supplemental cash flow information

Cash and cash equivalents comprise:
	June 30,	June 30,
	2013	2012

Cash in bank	173	31,859
Term deposits with maturity of less than three months	3,216	5,645

	3,389	37,504

In addition to the non-cash balance transfer from Investment in Associate to Shareholder Loans Receivable of $17,905 arising from the loss of significant influence over MMB (notes 3, 4), other non-cash investing and financing activities of the Company include the following:

	June 30,	June 30,
	2013	2012

Increase in accounts payable and accrued liabilities related to property, plant and equipment	-	59,252

Increase in accounts payable and accrued liabilities related to deferred financing costs	-	444

Borrowing costs	-	56,964

Stock-based compensation	-	254

Other supplemental information:

Interest received	15	513

Interest paid	-	2,993